SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

GSI Commerce, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

37937A107

(CUSIP Number)

Charles Y. Tanabe, Esq. Senior Vice President and General Counsel Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 8785-5400	Neal S. Grabell, Esq. Senior Vice President and General Counsel QVC, Inc. Studio Park 1200 Wilson Drive West Chester, PA 19380 (484) 701-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  This statement constitutes the initial Report on Schedule 13D of Liberty Media Corporation and also constitutes Amendment No. 6 of the Report on Schedule 13D of the reporting group consisting of QK Holdings, Inc., QVC, Inc. and Interactive Technology Holdings, L.L.C.

CUSIP No. 37937A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 18,738,496 (1) (2)

	9.	Sole Dispositive Power 11,097,900 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,738,496 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 45.3% (3)

14.	Type of Reporting Person (See Instructions) CO

Explanation of Responses:

(1)           Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $5.00 per share at any time on or before July 19, 2006.

(2)           Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party.  The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

(3)           Based upon 41,352,029 shares deemed outstanding pursuant to Rule 13d-3, comprised of:  (i) 40,552,029 shares of Common Stock outstanding as of August 1, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 28, 2003; (ii) 300,000 shares of Common Stock issuable upon exercise of warrants held by Interactive Technology Holdings, LLC referred to in Note (1) above; and (iii) 500,000 shares of Common Stock issuable upon exercise of options held by the unrelated party referred to in Note (2) above.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION

QVC, INC.

QK HOLDINGS, INC.

and

INTERACTIVE TECHNOLOGY HOLDINGS, LLC

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GSI COMMERCE, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”) of GSI Commerce, Inc., a Delaware corporation (the “Company”).

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by the Former Reporting Group (as defined below) on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000, Amendment No. 2 thereto filed on August 29, 2001, Amendment No. 3 thereto filed on May 19, 2003 and Amendment No. 4 thereto filed on July 29, 2003 (as so amended, the “Original Filing”).  Amendment No. 5 thereto was filed on September 17, 2003 by the Comcast Reporting Persons (as defined below).  This Amendment also constitutes the original Report on Schedule 13D of Liberty Media Corporation (“Liberty”).

On September 17, 2003, Liberty acquired Comcast Corporation’s approximately 57% interest in the common stock of QVC, Inc. (“QVC”) which, when added to the approximately 41% interest in QVC previously held by Liberty, resulted in Liberty becoming the beneficial owner of approximately 98% of the outstanding common stock of QVC (the “QVC Acquisition”).  Amendment No. 5 to the Original Filing was filed by Comcast Corporation, Comcast Holdings Corporation, Comcast Programming Holdings, Inc. and Comcast QVC, Inc. (collectively, the “Comcast Reporting Persons”) to report that (i) as a result of the QVC Acquisition, the Comcast Reporting Persons were no longer beneficial owners of common stock of the Company and (ii) Interactive Technology Holdings, LLC (“ITH”), QK Holdings, Inc. (“QK”) and QVC, Inc. (“QVC”) and the Comcast Reporting Persons had terminated their joint filing agreement (ITH, QK, QVC and the Comcast Reporting Persons are hereinafter referred to as the “Former Reporting Group”).

The purpose of this Amendment is to report Liberty’s acquisition of beneficial ownership of Common Stock of the Company as a result of the QVC Acquisition, the formation of a new group of reporting persons comprised of Liberty, QVC, QK and ITH (each, a “Reporting Person,” and collectively, the “Liberty Reporting Persons”) and to reflect the execution of a Joint Filing Agreement among Liberty, QVC, QK and ITH.  As a result, other than as specified in this Amendment, this Amendment is not intended to amend or otherwise affect the Original Filing to the extent the same was filed by and relates to the Former Reporting Group.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.  References to “herein” and “hereof” are references to the Original Filing, as amended by this Amendment.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share, of GSI Commerce, Inc., including shares of Common Stock issuable upon exercise of warrants to purchase Common Stock, held by ITH.  The Company is a Delaware corporation, and its principal executive office is 1075 First Avenue, King of Prussia, Pennsylvania 19406.

Item 2.	Identity and Background

Item 2 of the Original Filing is amended and supplemented to add the following information:

This statement is being filed jointly by the following persons:

(1) ITH Technology Holdings, L.L.C., a Delaware limited liability company

(2) QK Holdings, Inc., a Delaware corporation

(3) QVC, Inc., a Delaware corporation

(4) Liberty Media Corporation, a Delaware corporation

ITH, QK and QVC were previously members of the Former Reporting Group, which also included the Comcast Reporting Persons.  As a result of the QVC Acquisition, the Comcast Reporting Persons ceased to beneficially own shares of Common Stock and the joint filing agreement previously in effect among the Comcast Reporting Persons, ITH, QK and QVC was terminated as of September 17, 2003.

The principal business address of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112.  Liberty is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

Information concerning the executive officers and directors of the Liberty Reporting Persons is set forth in Exhibit 99.1 to this Amendment. Each of such executive officers and directors is a citizen of the United States, unless otherwise noted in Exhibit 99.1.  No Reporting Person or, to the best knowledge of such Reporting Person, any of its executive officers and directors named in Exhibit 99.1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is amended and supplemented to add the following information:

On September 17, 2003, Liberty acquired Comcast Corporation’s (“Comcast”) approximate 57% interest in the common stock of QVC in the QVC Acquisition.  As a result, and including the approximate 41% interest in the common stock of QVC held by Liberty prior to such acquisition, Liberty became the beneficial owner of approximately 98% of the outstanding shares of common stock of QVC.  QK is a wholly owned subsidiary of QVC and is the managing member of ITH and holds approximately 68.6% of the limited liability company interests in ITH.  As a result of its ownership interest in QVC, Liberty may be deemed to share beneficial ownership of the shares of Common Stock of the Company beneficially owned by ITH.

In consideration of its purchase of Comcast’s interest in QVC, Liberty delivered to certain subsidiaries of Comcast an aggregate of 217,709,773 shares of its Series A common stock (valued for purposes of the transaction at $11.71 per share), its Floating Rate Senior Notes due 2006 in an aggregate principal amount of $3,999,990,000 and approximately $1.35 billion in cash, in full payment of the purchase price for Comcast’s interest in QVC.

Item 4.	Purpose of Transaction

Item 4 of the Original Filing is amended and supplemented to add the following information:

Liberty has no present plans or proposals which relate to or would result in:  (1) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company’s business or corporate structure; (7) changes in the Company’s certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (8) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (10) any action similar to those enumerated above.

Notwithstanding the foregoing, the Liberty Reporting Persons may determine to change their intentions with respect to the Company at any time in the future.  In reaching any conclusion as to their future course of action, the Liberty Reporting Persons will take into consideration various factors, such as the Company’s business and prospects, other developments concerning the Company, other business opportunities available to the Liberty Reporting Persons, developments with respect to the business of the Liberty Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company.  The Liberty Reporting Persons reserve the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Company by any means, including, without limitation, in open market or privately negotiated transactions, to dispose of all or a portion of their holdings of shares of the Common Stock of the Company or to change their intention with respect to any or all of the matters referred to in this Item.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Filing is amended and supplemented to add the following information:

Other than shares of Common Stock in which Liberty shares beneficial ownership with ITH, QK and QVC, neither Liberty nor, to the best knowledge of Liberty, any of its executive officers or directors named on Exhibit 99.1 to this Amendment, beneficially owns any shares of Common Stock of the Company.

Neither Liberty nor, to the best knowledge of Liberty, any of its executive officers or directors named on Exhibit 99.1 to this Amendment, has effected any transactions in the Company’s securities in the last 60 days other than those transactions described in this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

10.1.        Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.2.        Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.3.        Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.4.        Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.5.        Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.6.        Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.7.        Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.8.        Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

10.9.        Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

10.10.      Termination of Amended and Restated Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc., Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation and Comcast Corporation.

10.11. Filing Agreement, dated as of September 17, 2003, by and among Comcast QVC, Inc., Comcast Programming Holding, Inc., Comcast Holdings Corporation and Comcast Corporation.

10.12. Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (filed herewith).

99.1. Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated     October 2, 2003

Interactive Technology Holdings, L.L.C.
By: QK Holdings, Inc., its Managing Member

By:	/s/ David M. Apostolico
	Name:	David M. Apostolico
	Title:	President of QK Holdings, Inc.

QK HOLDINGS, INC.

By:	/s/ David M. Apostolico
	Name:	David M. Apostolico
	Title:	President

QVC, INC.

By:	/s/ Neal S. Grabell
	Name:	Neal S. Grabell
	Title:	Senior Vice President and General Counsel

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

Exhibit Index

10.1.

Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.2.

Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.3.

Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.4.

Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.5.

Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.6.

Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.7.

Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.8.

Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

10.9.

Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

10.10.

Termination of Amended and Restated Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc., Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation and Comcast Corporation.

10.11.	Filing Agreement, dated as of September 17, 2003, by and among Comcast QVC, Inc., Comcast Programming Holding, Inc., Comcast Holdings Corporation and Comcast Corporation.

10.12	Joint Filing Agreement, dated as of September 17, 2003, by and among Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc. and Liberty Media Corporation (filed herewith).

99.1.	Executive Officers and Directors of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. (filed herewith).